UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No._26_)*

CHEMUNG FINANCIAL CORPORATION
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

164024 10 1
(CUSIP Number)

_____________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rules pursuant to which this Schedule is filed:

(X)	Rule 13d-1 (b)

( )	Rule 13d-1 (c)

( )	Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 164024 10 1

1.	Chemung Canal Trust Company	E.I. No. 16-0380815

2.	(b) X

3.

4.	State of New York, U.S.A.

5.	21,811

6.	561,787

7.	21,811

8.	401,749

9.	583,598

10.

11.	12.50% based on 4,668,355 shares outstanding as of December 31, 2015, as reported by issuer.

12.	BK

SCHEDULE 13G (Amendment No. 26)

Item 1(a)	Name of Issuer:

Chemung Financial Corporation

Item 1(b)	Address of Issuer's Principal Executive Offices:

One Chemung Canal Plaza Elmira, New York 14901

Item 2(a)	Name of Person Filing:

Chemung Canal Trust Company

Item 2(b)	Address of Principal Business Office or, if none, residence:

One Chemung Canal Plaza Elmira, New York 14901

Item 2(c)	Citizenship:

State of New York, U.S.A.

Item 2(d)	Title of Class of Securities:

Common Stock, Par Value $0.01

Item 2(e)	CUSIP Number:

164024 10 1

Item 3	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	( )	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	(X)	Bank as defined in section 3(a) (6) of the Act (15 U.S.C. 78c).
	(c)	( )	Insurance company as defined in section 3(a) (19) of the Act (15 U.S.C. 78c).
	(d)	( )	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	( )	An investment adviser in accordance with 240.13d-1(b) (1) (ii) (E).
	(f)	( )	An employee benefit plan or endowment fund in accordance with 240.13d-1(b) (1) (ii) (F).

(g)	( )	A parent holding company or control person in accordance with 240.13d-1(b) (1) (ii) (G).
(h)	( )	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	( )	A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	( )	Group, in accordance with 240.13d-1(b) (1) (ii) (J).

Item 4	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

583,598

	(b)	Percent of class:

12.50% based on 4,668,355 shares outstanding as of December 31, 2015, as reported by issuer.

	(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote:	21,811

(ii)	shared power to vote or to direct the vote:	561,787

(iii)	sole power to dispose or to direct the disposition of:	21,811

(iv)	shared power to dispose or to direct the disposition of:	401,749

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

The reporting person is a trust company that held shares of the issuer’s Common Stock in a variety of trust, estate, investment management, and custodial accounts. Co-executors and co-trustees of relevant estates and trusts and account beneficiaries had varying rights to receive and/or power to direct the receipt of dividends from or the proceeds of sale of shares.

Of the shares reported as beneficially owned by the reporting person, 169,404 shares (3.63% of the total outstanding) were held in trust under a tax-qualified retirement plan sponsored by the reporting person for the benefit of its employees.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 12, 2016

Signature:

By /s/ Thomas W. Wirth

Name/Title:	Thomas W. Wirth
Its: Executive Vice President